MiX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the Company”)

MIX TELEMATICS ANNOUNCES DATE OF THIRD QUARTER FISCAL 2019 CONFERENCE CALL AND WEBCAST

Midrand, South Africa (January 18, 2019) – MiX Telematics Limited (NYSE: MIXT and JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service ("SaaS"), today announced it will report its third quarter fiscal 2019 results for the period ended December 31, 2018 before the U.S. financial markets open on Thursday, January 31, 2019.

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Daylight Time) and 3:00 p.m. (South African Time) on January 31, 2019 to discuss the Company's financial results and current business outlook.

•	The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.

•	To access the call, dial 1-877-451-6152 (within the United States) or 0 800 983 831 (within South Africa) or 1-201-389-0879 (outside of the United States). The conference ID is 13686613.

•
A replay of this conference call will be available for a limited time at 1-844-512-2921 (within the United States) or 1-412-317-6671 (within South Africa or outside of the United States). The replay conference ID is 13686613.

•	A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited
MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to more than 714,000 subscribers in over 120 countries. The company's products and services provide enterprise fleets, small fleets and consumers with solutions for efficiency, safety, compliance and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and on the New York Stock Exchange (NYSE: MIXT). For more information, visit http://www.mixtelematics.com

Investor Contact:

Brian Denyeau
ICR for MiX Telematics
ir@mixtelematics.com
+1-855-564-9835

January 18, 2019

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